UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 2

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

WORLD AIR HOLDINGS, INC.
(Name of Subject Company (Issuer))

WORLD AIR HOLDINGS, INC.
(Name of Filing Person (Issuer))

Common Stock, $.001 Par Value Per Share
(Title of Class of Securities)

98142V104
(CUSIP Number of Class of Securities)

Mark M. McMillin
General Counsel and Corporate Secretary
HLH Building
101 World Drive
Peachtree City, Georgia 30269
(770) 632-8215
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

G. William Speer
Powell Goldstein LLP
One Atlantic Center, 14th floor
1201 W. Peachtree Street, N.W.
Atlanta, Georgia 30309
(404) 572-6600

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$21,111,109	$2,258.89

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 2,222,222 shares of common stock at the maximum tender offer price of $9.50 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,258.89	Filing Party: World Air Holdings, Inc.
Form or Registration No.: Schedule TO	Date Filed: September 11, 2006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 11, 2006 as amended and supplemented by Amendment No. 1 to Schedule TO filed with the Securities and Exchange Commission on September 19, 2006 (collectively, “Schedule TO”) by World Air Holdings, Inc., a Delaware corporation (the “Company”), relating to the offer by the Company to purchase up to 2,222,222 shares of its common stock, par value $.001 per share, at a price not greater than $9.50 nor less than $9.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 11, 2006 (the “Offer to Purchase”) and in the Letter of Transmittal (the “Letter of Transmittal”) (which, together with any amendments and supplements thereto, collectively constitute the “Tender Offer”).

The information in the Tender Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.  Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On October 9, 2006, the Company issued a press release announcing the preliminary results of the Tender Offer, which expired at 12:00 midnight, Eastern time, on October 6, 2006. A copy of the press release is filed as Exhibit (a)(5)(B) to this Schedule TO and is incorporated herein by reference.

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Item 12.  Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by renumbering Exhibit (a)(5) to become Exhibit (a)(5)(A) and by adding the following exhibit:

(a)(5)(B) Press Release dated October 9, 2006 Announcing Preliminary Results of the Tender Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WORLD AIR HOLDINGS, INC.

/s/  Mark M. McMillin
Mark M. McMillin
General Counsel and Corporate Secretary

Date: October 9, 2006

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Exhibit Index

Exhibit
Number	Description

(a)(1)(A)*	Offer to Purchase, dated September 11, 2006

(a)(1)(B)*	Letter of Transmittal

(a)(1)(C)*	Notice of Guaranteed Delivery

(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 11, 2006

(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated September 11, 2006

(a)(1)(F)*	Form of Letter to World Airways Employee 401(k) Savings Plan Participants, dated September 11, 2006

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)*	Press Release dated September 11, 2006 Announcing Commencement of the Tender Offer

(a)(5)(B)	Press Release dated October 9, 2006 Announcing Preliminary Results of the Tender Offer.

(b)	Not applicable

(d)(1)	Registration Rights Agreement, dated as of December 30, 2003, by and among World Airways, Inc. and the Air Transportation Stabilization Board (incorporated by reference to Exhibit 99.9 to World Airways, Inc.’s Current Report on Form 8-K, filed with the SEC on January 21, 2004).

(d)(2)	Warrant No. D-1-1, dated as of January 10, 2005, in favor of the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.6 to World Air Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on January 10, 2005).

(d)(3)	Warrant No. D-1-2, dated as of January 10, 2005, in favor of the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.7 to World Air Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on January 10, 2005).

(d)(4)	Warrant No. D-1-4, dated as of January 10, 2005, in favor of the Air Transportation Stabilization Board (incorporated by reference to Exhibit 10.8 to World Air Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on January 10, 2005).

(d)(5)	Restricted Stock Plan for Eligible Employees of the Company, including forms for Award Agreements and Stock Option Agreements (incorporated by reference to Exhibit 10.17 to World Airways, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC on April 1, 2002).

(d)(6)	World Airways, Inc. Non-Employees’ Stock Option Plan (incorporated by reference to Exhibit 10.46 to World Airways, Inc.’s Registration Statement on Form S-1/A, No. 33-95488, filed with the SEC on October 4, 1995).

(d)(7)	World Air Holdings, Inc. Amended and Restated 1995 Stock Incentive Plan (incorporated by reference to Appendix B to World Airways, Inc.’s definitive proxy statement, filed with the SEC on April 7, 2004).

(d)(8)	Form of Restricted Stock Award for Directors (incorporated by reference to Exhibit 10.1 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on August 22, 2006).

(d)(9)	Form of Restricted Stock Award for Executive Officers (incorporated by reference to Exhibit 10.7 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on September 5, 2006).

(d)(10)	Employment Agreement, dated as of April 17, 2006, by and between World Air Holdings, Inc. and Michael W. Towe (incorporated by reference to Exhibit 99.1 to World Air Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on April 19, 2006).

(d)(11)	Employment Agreement, dated as of May 11, 2006, by and between North American Airlines, Inc. and Jeffrey W. Wehrenberg (incorporated by reference to Exhibit 99.1 to World Air Holdings, Inc.’s Current Report on Form 8-K, filed with the SEC on May 16, 2006).

(d)(12)	Employment Agreement, dated as of September 1, 2006, by and between World Air Holdings, Inc. and Randy J. Martinez (incorporated by reference to Exhibit 10.1 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on September 5, 2006).

Exhibit
Number	Description

(d)(13)	Employment Agreement, dated as of September 1, 2006, by and between World Air Holdings, Inc. and Jeffrey L. MacKinney (incorporated by reference to Exhibit 10.2 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on September 5, 2006).

(d)(14)	Employment Agreement, dated as of September 1, 2006, by and between World Air Holdings, Inc. and Charles H. J. Addison (incorporated by reference to Exhibit 10.4 to World Air Holdings Inc.’s Current Report on Form 8-K/A, filed with the SEC on September 6, 2006).

(d)(15)	Employment Agreement, dated as of September 1, 2006, by and between World Air Holdings, Inc. and Robert R. Binns (incorporated by reference to Exhibit 10.3 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on September 5, 2006).

(d)(16)	Employment Agreement, dated as of September 1, 2006, by and between World Air Holdings, Inc. and Charles P. McDonald (incorporated by reference to Exhibit 10.5 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on September 5, 2006).

(d)(17)	Employment Agreement, dated as of September 1, 2006, by and between World Air Holdings, Inc. and Mark M. McMillin (incorporated by reference to Exhibit 10.6 to World Air Holdings Inc.’s Current Report on Form 8-K, filed with the SEC on September 5, 2006).

(g)	Not applicable

(h)	Not applicable

*	Previously filed with schedule TO on September 11, 2006.